HellerEhrman
AMERICAN ATTORNEYS
美國海陸國際律師事務所



Simon Luk
(New York, Washington, D.C.)
Chairman, Asian Practice Group
Resident Partner
sluk@hewm.com
Private: sluk@hkstar.com
Tel: (852) 2526 6381
Fax: (852) 2810 6242

January 7, 2003

SEC FILE NO. 82-3950

The Office of International Corporate Finance
Securities and Exchange Commission
Mail Stop 3-9
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL


SEC MAIL
RECEIVED
PROCESSING
JAN 17 2003
WASH. D.C.
155
SECTION

Re: Legend Group Limited
(Formerly known as Legend Holdings Limited)
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act

PROCESSED
FEB 03 2003
THOMSON
FINANCIAL

Ladies and Gentlemen:

On behalf of Legend Group Limited (the "Company"), SEC File No. 82-3950, the enclosed documents are submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

(1) The Company's announcement in relation to the 2002/03 Interim Results, dated November 12, 2002, published (in English language) in the South China Morning Post and published (in Chinese language) in the Wen Wei Po, both on November 13, 2002; and

(2) The Company's Interim Report 2002-2003.

The parts of the enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

h:\dlai\adr\19092\0002\37SEC.doc

HellerEhrman
AMERICAN ATTORNEYS
美國海陸國際律師事務所

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter. A self-addressed, stamped envelope is enclosed for your convenience.

Very truly yours,



Simon Luk

Enclosures

cc: Legend Group Limited

h:\dlai\adr\19092\0002\37SEC.doc

Heller Ehrman White & McAuliffe LLP Rm 6308-6309, 63/F, The Center, 99 Queen's Road Central, Hong Kong www.hewm.com

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Affiliated Carnelutti Offices: Milan Rome Paris Padua Naples

South China Morning Post.

联想 LEGEND

聯想集團有限公司

LEGEND GROUP LIMITED

(Incorporated in Hong Kong under the Companies Ordinance)

2002/03 INTERIM RESULTS ANNOUNCEMENT

INTERIM RESULTS

The board of directors (the "Directors") of Legend Group Limited (the "Company") is pleased to announce that the unaudited consolidated profit and loss account of the Company and its subsidiaries (the "Group") for the six months ended 30 September 2002, together with the actual and proforma comparative figures for the corresponding period of last year, are as follows:

CONSOLIDATED PROFIT AND LOSS ACCOUNT

	Notes	3 months ended 30 September 2002 (unaudited) HK$'000	6 months ended 30 September 2002 (unaudited) HK$'000	3 months ended 30 September 2001 (unaudited) HK$'000	6 months ended 30 September 2001 (unaudited) HK$'000	6 months ended 30 September 2001 Proforma (Note 1(b)) (unaudited) HK$'000
Turnover	3	5,573,185	10,369,537	5,449,065	11,543,211	9,957,341
Earnings before interest, taxation, depreciation and amortisation expenses		279,736	580,173	225,834	523,770	437,412
Depreciation expenses		(34,306)	(66,321)	(33,992)	(71,639)	(66,571)
Amortisation of intangible assets		(4,063)	(5,901)	-	-	-
Gains on disposal of investment securities		-	6,401	-	-	-
Interest income		19,348	32,939	18,901	41,476	40,780
Profit from operations	4	260,715	547,291	210,743	493,607	461,621
Finance costs		-	-	(597)	(11,539)	(1,430)
		260,715	547,291	210,146	482,068	460,191
Share of losses of jointly controlled entities		(16,372)	(34,623)	-	-	-
Share of profits/(losses) of associated companies		8,020	15,227	(4,480)	(7,646)	(7,646)
Profit before taxation		252,363	527,895	205,666	474,422	452,545
Taxation	5	571	(10,348)	462	(10,960)	(10,960)
Profit after taxation		252,934	517,547	206,128	463,462	441,585
Minority interests		3,335	6,638	(3,577)	(10,021)	(6,587)
Profit attributable to shareholders		256,269	524,185	202,551	453,441	434,998
Dividends	6	N/A	135,121	N/A	112,846	112,846
Earnings per share – basic	7	3.41 cents	6.98 cents	2.68 cents	6.00 cents	5.75 cents
Earnings per share – fully diluted	7	3.41 cents	6.97 cents	2.65 cents	5.95 cents	5.71 cents

Notes:

1. **Basis of preparation**

(a) The Directors are responsible for the preparation of the Group's unaudited interim financials. These unaudited interim financials have been prepared in accordance with Statement of Standard Accounting Practice ("SSAP") No. 25 "Interim Financial Reporting" issued by the Hong Kong Society of Accountants ("HKSA"). These condensed accounts should be read in conjunction with the audited accounts for the year ended 31 March 2002.

(b) With effect from 1 June 2001, Digital China Holdings Limited and its subsidiaries (collectively known as "DCHL") were spun off from the Group (the "Spin-off"). As the Spin-off was substantial to the operating results of the Group, the Directors have prepared unaudited proforma consolidated results of the Group for the six months ended 30 September 2001 as if the Spin-off was effective throughout the period.

2. **Principal accounting policies**

The principal accounting policies and methods of calculations used in the preparation of these unaudited interim financials are consistent with those used in the annual accounts for the year ended 31 March 2002 except that the Group has adopted the following new/revised SSAPs issued by the HKSA which are effective for accounting periods commencing on or after 1 January 2002:

SSAP 1 (revised)	:	Presentation of financial statements
SSAP 11 (revised)	:	Foreign currency translation
SSAP 15 (revised)	:	Cash flow statements
SSAP 25 (revised)	:	Interim financial reporting
SSAP 33	:	Discontinuing operations
SSAP 34	:	Employee benefits

The adoption of the above SSAPs has no material effect on the Group's prior year interim financials.

3. **Turnover, revenue and segment information**

3A. *Primary reporting format – geographical segments*

4. **Profit from operations**

		3 months ended 30 September 2002 (unaudited) HK$'000	6 months ended 30 September 2002 (unaudited) HK$'000	3 months ended 30 September 2001 (unaudited) HK$'000	6 months ended 30 September 2001 (unaudited) HK$'000
(a)	Turnover	5,573,185	10,369,537	5,449,065	11,543,211
	Cost of sales	(4,758,966)	(8,812,551)	(4,780,170)	(10,034,430)
	Gross profit	814,219	1,556,986	668,895	1,508,781
	Other revenue	19,348	32,939	18,901	41,476
	Gains on disposal of investment securities	-	6,401	-	-
	Distribution expenses	(438,519)	(721,245)	(365,673)	(747,575)
	Administrative expenses	(82,450)	(174,897)	(84,633)	(208,301)
	Other operating expenses	(47,820)	(146,992)	(26,747)	(100,774)
	Amortisation of intangible assets	(4,063)	(5,901)	-	-
	Total operating expenses (see (b))	(572,852)	(1,049,035)	(477,053)	(1,056,650)
	Profit from operations	260,715	547,291	210,743	493,607
(b)	Analysis of operating expenses by nature:				
	Selling expenses	(110,576)	(194,346)	(116,897)	(227,357)
	Promotional and advertising expenses	(154,586)	(271,576)	(118,632)	(251,066)
	Staff costs	(179,471)	(345,402)	(150,216)	(337,258)
	Other expenses	(124,156)	(231,810)	(91,308)	(240,969)
	Amortisation of intangible assets	(4,063)	(5,901)	-	-
	Total operating expenses	(572,852)	(1,049,035)	(477,053)	(1,056,650)

5. **Taxation**

(a) Hong Kong profits tax has been provided for at the rate of 16% (2001:16%) on the estimated assessable profits for the period.

(b) The amount of taxation charged/(credited) to the consolidated profit and loss account represents:

	3 months ended 30 September 2002 (unaudited) HK$'000	6 months ended 30 September 2002 (unaudited) HK$'000	3 months ended 30 September 2001 (unaudited) HK$'000	6 months ended 30 September 2001 (unaudited) HK$'000
Hong Kong profits tax	-	-	942	2,426
Overseas taxation	(1,229)	9,048	(775)	8,873
	(1,229)	9,048	167	11,299
Share of taxation attributable to associated companies	658	1,300	(629)	(339)
	(571)	10,348	(462)	10,960

6. **Dividends**

	6 months ended 30 September 2002 (unaudited) HK$'000	6 months ended 30 September 2001 (unaudited) HK$'000
Interim dividend, declared after period end, of 1.8 HK cents (2001: 1.5 HK cents) per share	135,121	112,846

7. **Earnings per share**

The calculation of basic and diluted earnings per share is based on the following data:

6 months ended 6 months ended

During the review period, Legend PC sales growth was in line with the market. At the same time, the Group also achieved further growth in gross profit margins and net profit margins. In the first half of the financial year (April to September), Legend PC unit shipment rose by 17% (first quarter 10%; second quarter 22.5%). The Group's unit shipment for home PCs, commercial desktop PCs, notebooks, and servers increased by 5.4%, 25.9%, 17.2% and 41.7% respectively. These results indicate that Legend's market share will continue to rise.

Legend's strategies of enhancing service and technological innovations have proven to be successful. The Group is aiming for healthy growth with emphasis on profitability based on precise and effective process management, technological innovations and value-added services. These have reduced the cost of operation, enhanced customer values, and created more room for the Group's profitability. In addition, healthy growth is expected from the synergies being created between Legend's new and existing businesses.

Corporate IT Business

Legend's corporate IT business performed impressively, particularly in the education sector. Catering the specific needs of customers in the education sector, Legend tailor-makes unique education products and solutions for customers. The informatisation of education sector had developed from simply e-Classroom to e-School and "School-Link". With the emphasis on the development of e-School and "School-Link" projects, demand from universities, secondary and primary schools for informatisation has been increasing.

In the second quarter, Legend rolled out its "Kaitian 6800" commercial PC, specially designed for commercial use. It is equipped with wireless Internet access, wireless keyboard and mouse, 360 adjustable LCD monitor and VPN security system. "Kaitian 6800" is the only commercial PC model to win the "2002 Intel Innovative PC Award".

Legend's education solutions included: (1) Comprehensive hardware product lines such as "Qitian" education computers, "Wanquan" servers and the "Wangyu" firewall, catering the specific needs of education sector. (2) With regard to software, Legend offers well-developed "Parasaga" education software. (3) In terms of application, Legend provides a wide range of application solutions including its e-School and "School-Link" solutions.

With regard to the server business, the business model has shifted from being product-centric to solution-centric. The Group's professional sales and technical service teams have been strengthened, and their focus has been made more customer-oriented. Legend has also made technological breakthroughs in developing server chip applications, bringing not only improved capabilities in server design catering for specific customer needs, but also enhancing its competitive edge.

Legend has recently successfully developed a supercomputer known as the "Legend Deepcomp 1800 large-scale computer system". This is a breakthrough which has highlighted the strides being made in the Group's high-performance server technologies.

Consumer IT Business

Legend has been continuously pursuing for technological innvotions as well as offering easy-to-use products for Chinese users. In the second half of the year, Legend rolled out "dual mode" home PCs – "Tianjiao" and "Tianrui" series. By adopting the self-developed LEOS operating system, these computers integrate PC functions with the ease of use for electrical appliances. Legend LEOS operating system sets new standard for digital applications. The "Tianjiao" and "Tianrui" "dual mode" home PCs provide user-friendly and varied digital applications. They have a single button for instant browsing of the hard disk, CD ROM and memory stick for audio/video playing and photo browsing.

Handheld Device Business

The Group has been actively developing its own mobile handset business. The joint venture kicked off successfully and attained better than expected results. New products were rolled out and the Group's recently launched Legend "i188", a mobile handset with a colour screen, received positive market response. With the streamlining of Legend's handset distribution network, its after-sales and maintenance services have greatly improved.

IT Service Business

The fundamental business structures and strategies for IT service business are already in place, and the Group stands poised for further development. With regard to the different industry sectors of the IT service market, Legend had entered the banking, insurance, telecommunications and

The adoption of the above SSAPs has no material effect on the Group's prior year interim financials.

3. **Turnover, revenue and segment information**

3A. *Primary reporting format – geographical segments*

(i) For the six months ended 30 September 2002:

	People's Republic of China ("PRC") (unaudited) *HK$'000*	Asia Pacific (excluding PRC) (unaudited) *HK$'000*	North America (unaudited) *HK$'000*	Europe (unaudited) *HK$'000*	Total (unaudited) *HK$'000*
Profit and loss account					
Turnover	10,142,858	1,691	5,643	219,345	10,369,537
Segment operating results	501,801	(525)	(219)	12,795	513,852
Gains on disposal of investment securities	6,401	-	-	-	6,401
Amortisation of intangible assets	(5,901)	-	-	-	(5,901)
Interest income					32,939
Finance costs					-
Contribution to operating profit					547,291
Share of losses of jointly controlled entities	(34,623)	-	-	-	(34,623)
Share of profits of associated companies	15,227	-	-	-	15,227
Profit before taxation					527,895
Taxation					(10,348)
Profit after taxation					517,547
Minority interests					6,638
Profit attributable to shareholders					524,185

(ii) For the six months ended 30 September 2001:

	PRC (unaudited) *HK$'000*	Asia Pacific (excluding PRC) (unaudited) *HK$'000*	North America (unaudited) *HK$'000*	Europe (unaudited) *HK$'000*	Total (unaudited) *HK$'000*
Profit and loss account					
Turnover	10,916,978	210,337	60,515	355,381	11,543,211
Segment operating results	398,698	17,996	14,210	21,227	452,131
Interest income					41,476
Finance costs					(11,539)
Contribution to operating profit					482,068
Share of losses of associated companies	(7,646)	-	-	-	(7,646)
Profit before taxation					474,422
Taxation					(10,960)
Profit after taxation					463,462
Minority interests					(10,021)
Profit attributable to shareholders					453,441

3B. *Secondary reporting format – business segments*

(i) For the six months ended 30 September 2002:

	Turnover (unaudited) *HK$'000*	Contribution to operating profit (unaudited) *HK$'000*
Corporate IT business	5,558,834	372,405
Consumer IT business	3,645,060	171,098
Handheld device business	666,986	17,874
IT service business	71,659	(23,363)
Contract manufacturing business	426,998	8,777
Gains on disposal of investments securities	-	6,401
Amortisation of intangible assets	-	(5,901)
	10,369,537	547,291

(ii) For the six months ended 30 September 2001:

	Turnover (unaudited) *HK$'000*	Contribution to operating profit (unaudited) *HK$'000*
Corporate IT business	4,952,494	284,119
Consumer IT business	3,951,223	153,140
Handheld device business	125,969	(9,724)
Contract manufacturing business	893,420	67,446
Others	1,620,105	(12,913)
	11,543,211	482,068

The calculation of basic and diluted earnings per share is based on the following data:

	6 months ended 30 September 2002 (unaudited)	6 months ended 30 September 2001 (unaudited)
Earnings for the purposes of basic and diluted earnings per share (HK$'000)	524,185	453,441
Weighted average number of shares for the purposes of basic earnings per share	7,507,560,195	7,558,191,933
Effect of potential dilutive shares	6,474,236	66,380,546
Weighted average number of shares for the purposes of diluted earnings per share	7,514,034,431	7,624,572,479

DECLARED INTERIM DIVIDEND

The Directors have declared an interim dividend of 1.8 HK cents per share for the year ending 31 March 2003, absorbing an aggregate amount of approximately HK$135 million, to shareholders whose names appear on the Register of Members of the Company on 3 December 2002. The interim dividend will be paid on or before 18 December 2002.

An interim dividend of 1.5 HK cents per share, totalling approximately HK$113 million, was paid in the corresponding period of last year.

FINANCIAL REVIEW

Results

The Group achieved a turnover of approximately HK$10,370 million for the six months ended 30 September 2002. It represents an increase of 4.1% when compared with the proforma turnover of HK$9,957 million for the corresponding period of last year. The profit attributable to shareholders was approximately HK$524 million for the period, compared to the corresponding period of last year of HK$453 million (actual result) and HK$435 million (proforma result), indicating an increase of 15.6% and 20.5% respectively.

Significant investments and acquisitions

During the period, capital expenditure of HK$372 million was incurred. HK$294 million of which was used for investments in subsidiaries, jointly controlled entities, investment securities and patent rights, such investments were mainly related to the expansion of handheld devices business and IT services business. HK$78 million of which was used for additions of fixed assets.

Liquidity and financial resources

The Group consistently maintained a very strong liquidity position during the period. The cash and bank balance as at 30 September 2002 amounted to HK$2.8 billion. The cash on hand consists of 43% of Hong Kong Dollars, 36.5% of Renminbi, 20% of US Dollars and 0.5% was held in other currencies for the overseas operations. There was no material change in available credit facilities when compared with the year ended 31 March 2002. The current ratio of the Group at the period end was 1.88.

The Group did not have any bank loans and there was no assets held under finance lease as at the period end.

Foreign exchange

The Group consistently adopted a hedging policy for business transactions to minimize the risk of fluctuation of exchange rates. As at 30 September 2002, the Group had total outstanding forward foreign exchange contracts and currency swaps amounting to HK$72 million.

Capital commitments and contingent liabilities

The Group had no material capital commitments or contingent liabilities as at 30 September 2002.

Employees

At the period end, the total number of employees of the Group increased to 8,415 mainly due to the acquisition of subsidiaries during the period. The total staff costs for the period was HK$345 million. The Group has implemented a remuneration policy, a discretionary bonus programme and a share option scheme for employees according to the performance of the Group and individual employees. The Group also provides benefits such as training, insurance and medical benefits. These policies are reviewed regularly to ensure they remain competitive and appropriate.

BUSINESS REVIEW

China's PC market resumed healthy growth over the first three quarters of 2002, increasing by 4.8%, 9.6% and 22.3% over each respective quarter. The fastest growth occurred in the corporate PC market, as a result of surging demand arising from small and medium enterprise informatisation and the government's "School-Link" and "e-government" projects. The unit shipment for corporate PC market in April to September is expected to grow by approximately 21%. The consumer PC market has been relatively less dynamic and unit shipment in April to September is expected to grow by 8%.

The fundamental business structures and strategies for IT service business are already in place, and the Group stands poised for further development. With regard to the different industry sectors of the IT service market, Legend had entered the banking, insurance, telecommunications and government sectors through self-development or merger and acquisition.

Contract Manufacturing Business

Due to unfavourable conditions in the computer markets of Europe and the US, the Group's motherboard sales recorded a slight fall.

PROSPECTS

Legend's strategies will continue to be implemented alongside its strategies for service-oriented transformation and technological innovation. Catering to the specific needs of customers, Legend will develop a wide variety of products, applications and services, to add further value to customers. With confidence in Legend's businesses and a clear vision of the future, the Group's management stands ready to embrace the challenges ahead and react swiftly to market changes, with the goal of stimulating healthy business growth that will bring strong long-term returns to shareholders.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the six months ended 30 September 2002, the Company purchased its own shares on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") as follows:

Month/Year	Number of shares repurchased	Highest price per share *HK$*	Lowest price per share *HK$*	Aggregate consideration paid (including expenses) *HK$'000*
June 2002	2,000,000	2.875	2.875	5,765

The repurchased shares were subsequently cancelled and accordingly, the issued share capital of the Company was reduced by the nominal value thereof and the nominal value of shares repurchased of totally HK$50,000 (2001: HK$1,258,000) was transferred from retained earnings to share redemption reserve. The premium payable on repurchase was charged against the retained earnings of the Company.

Save as disclosed above, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities during the period.

FULL DETAILS OF FINANCIAL INFORMATION

A detailed results announcement of the Company containing all the information required by paragraphs 46(1) to 46(6) of Appendix 16 to the Rules Governing the Listing of Securities on the Stock Exchange will be published on the websites of the Stock Exchange and the Company in due course.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from 29 November 2002 to 3 December 2002, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the interim dividend, all completed transfer forms accompanied by the relevant share certificates must be lodged with the Company's share registrar, Abacus Share Registrars Limited of 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong for registration not later than 4:00 p.m. on 28 November 2002.

AUDIT COMMITTEE'S REVIEW

The Audit Committee of the Company has reviewed with management the accounting principles and practices adopted by the Group and discussed internal control and financial reporting matters including a review of the unaudited interim financials.

CODE OF BEST PRACTICE

The Directors of the Company are not aware of any information that would reasonably indicate that the Company is not, or was not, for any part of the accounting period covered by this interim results, in compliance with Appendix 14 of the Rules Governing the Listing of Securities on the Stock Exchange, except that Non-Executive Directors of the Company are not appointed for a specific term but are subject to retirement by rotation in accordance with the Articles of Association of the Company.

By Order of the Board
Liu Chuanzhi
Chairman

Hong Kong, 12 November 2002

聯想集團有限公司
LEGEND GROUP LIMITED

(根據公司條例於香港註冊成立)

2002/03年度中期業績公佈

中期業績

聯想集團有限公司(「本公司」)之董事會謹此欣然宣佈，本公司及其附屬公司(「本集團」)截至二零零二年九月三十日止的六個月之未經審核的綜合損益表，以及去年同期實際及備考數字如下：

綜合損益表

	附註	截至二零零二年九月三十日止三個月 (未經審核) 港幣千元	截至二零零二年九月三十日止六個月 (未經審核) 港幣千元	截至二零零一年九月三十日止三個月 (未經審核) 港幣千元	截至二零零一年九月三十日止六個月 (未經審核) 港幣千元	截至二零零一年九月三十日止六個月 備考 (附註1(b)) (未經審核) 港幣千元
營業額	3	5,573,185	10,369,537	5,449,065	11,543,211	9,957,341
除利息、稅項、折舊及攤銷前經營溢利		279,736	580,173	225,834	523,770	487,412
折舊費用		(34,306)	(66,321)	(33,992)	(71,639)	(66,571)
無形資產攤銷		(4,063)	(5,901)	-	-	-
出售證券投資收益		-	6,401	-	-	-
利息收入		19,348	32,939	18,901	41,476	40,780
經營溢利	4	260,715	547,291	210,743	493,607	461,621
財務費用		-	-	(597)	(11,539)	(1,430)
		260,715	547,291	210,146	482,068	460,191
應佔共同控制實體虧損		(16,372)	(34,623)	-	-	-
應佔聯營公司溢利／(虧損)		8,020	15,227	(4,480)	(7,646)	(7,646)
除稅前溢利		252,363	527,895	205,666	474,422	452,545
稅項	5	571	(10,348)	462	(10,960)	(10,960)
除稅後溢利		252,934	517,547	206,128	463,462	441,585
少數股東權益		3,335	6,638	(3,577)	(10,021)	(6,587)
股東應佔溢利		256,269	524,185	202,551	453,441	434,998
股息	6	不適用	135,121	不適用	112,846	112,846
每股盈利 － 基本	7	3.41 仙	6.98 仙	2.68 仙	6.00 仙	5.75 仙
每股盈利 － 全面攤薄	7	3.41 仙	6.97 仙	2.65 仙	5.95 仙	5.71 仙

附註:

1. 編製基礎

(a) 本集團未經審核中期業績乃由董事負責編製。該等未經審核中期業績乃根據香港會計師公會頒佈之會計實務準則第25條「中期財務報告」編製。本中期賬目須與截至二零零二年三月三十一日止年度經審核賬目一併閱覽。

(b) 本集團於二零零一年六月一日分拆神州數碼控股有限公司及其附屬公司(統稱「神州數碼」)(「分拆」)。由於分拆對本集團之經營業績具有重大影響，故董事在編製本集團截至二零零一年九月三十日止六個月之未經審核備考綜合業績時乃假設分拆在整段期間皆已完成而編製。

2. 主要會計政策

本集團在編製未經審核中期業績時，採用與截至二零零二年三月三十一日止年度之賬目一致的主要會計政策及計算方法，惟因應採納下列由香港會計師公會所頒佈並對在二零零二年一月一日或之後會計期間有效之會計實務準則而作出之若干變動除外：

會計實務準則第1號(經修訂)	：	財務報表之呈報
會計實務準則第11號(經修訂)	：	外幣折算
會計實務準則第15號(經修訂)	：	現金流量表
會計實務準則第表25號(經修訂)	：	中期財務報告
會計實務準則第表33號	：	不持續業務
會計實務準則第表34號	：	員工福利

採納上述會計實務準則並沒有對集團去年之中期財務報表造成重大影響。

3. 營業額、收益及分類資料

4. 經營溢利

		截至二零零二年九月三十日止三個月 (未經審核) 港幣千元	截至二零零二年九月三十日止六個月 (未經審核) 港幣千元	截至二零零一年九月三十日止三個月 (未經審核) 港幣千元	截至二零零一年九月三十日止六個月 (未經審核) 港幣千元
(a)	營業額	5,573,185	10,369,537	5,449,065	11,543,211
	銷售成本	(4,758,966)	(8,812,551)	(4,780,170)	(10,034,430)
	毛利	814,219	1,556,986	668,895	1,508,781
	其他收入	19,348	32,939	18,901	41,476
	出售證券投資之收益	-	6,401	-	-
	分銷費用	(438,519)	(721,245)	(365,673)	(747,575)
	行政費用	(82,450)	(174,897)	(84,633)	(208,301)
	其他經營費用	(47,820)	(146,992)	(26,747)	(100,774)
	無形資產攤銷	(4,063)	(5,901)	-	-
	經營費用總額(見(b))	(572,852)	(1,049,035)	(477,053)	(1,056,650)
	經營溢利	260,715	547,291	210,743	493,607
(b)	根據費用性質之經營費用分析：				
	銷售費用	(110,576)	(194,346)	(116,897)	(227,357)
	推廣及廣告費用	(154,586)	(271,576)	(118,632)	(251,066)
	人力資源費用	(179,471)	(345,402)	(150,216)	(337,258)
	其他費用	(124,156)	(231,810)	(91,308)	(240,969)
	無形資產攤銷	(4,063)	(5,901)	-	-
	經營費用總額	(572,852)	(1,049,035)	(477,053)	(1,056,650)

5. 稅項

(a) 香港利得稅已按本期估計應課稅溢利並按稅率16%(二零零一年：16%)作撥備。

(b) 於綜合損益賬內扣除／(計入)之稅項包括：—

	截至二零零二年九月三十日止三個月 (未經審核) 港幣千元	截至二零零二年九月三十日止六個月 (未經審核) 港幣千元	截至二零零一年九月三十日止三個月 (未經審核) 港幣千元	截至二零零一年九月三十日止六個月 (未經審核) 港幣千元
香港利得稅	-	-	942	2,426
海外稅項	(1,229)	9,048	(775)	8,873
	(1,229)	9,048	167	11,299
應佔聯營公司稅項	658	1,300	(629)	(339)
	(571)	10,348	(462)	10,960

6. 股息

	截至二零零二年九月三十日止六個月 (未經審核) 港幣千元	截至二零零一年九月三十日止六個月 (未經審核) 港幣千元
中期股息，期末後宣派，每股1.8港仙 (二零零一年：1.5港仙)	135,121	112,846

7. 每股盈利

每股基本及攤薄後盈利根據下列數據計算：

集團以客戶為導向的服務轉型及技術創新策略成效顯著。集團強調以贏利為主要目標的健康成長，強調以精細化管理、技術創新和服務增值的平衡發展，這不僅降低了成本、提升了對用戶的價值，更有助創造更大的利潤空間。此外，集團的新業務與現有業務協同發展，健康成長。

企業IT業務

企業IT業務於期內錄得良好的成績，其中針對教育行業的銷售增長尤為顯著，主要由於聯想針對教育行業用戶的特別需要，提供了專門的教育電腦產品及方案。中國教育行業信息化發展已從單一電子教室發展至校園網及「校校通」，目前教育行業正加快投入建設校園網和「校校通」網，因此大學及中、小學校對這方面建設的需求大增。

季內集團推出了「開天6800」商用電腦，是專為商業用戶設計，具無線網絡接入、無線鍵盤及鼠標、360度可旋轉顯示器、VPN安全機制等。「開天6800」更榮獲「2002年度英特爾PC創新獎」，成為全球唯一一款獲這殊榮的商用電腦。

聯想的教育行業方案包括(1)多種針對教育行業客戶定製的硬件產品，產品線非常完備，從「啟天」教育電腦、萬全服務器、網御防火牆等一應俱全。(2)軟件方面，具有成熟的聯想「傳奇」教育軟件。(3)在應用層面，聯想有全套的校園網、「校校通」解決方案。

服務器業務由過往以產品為中心轉變為以項目和方案為中心的運作模式，並加強了以客戶為導向的專業銷售及技術服務隊伍，因此服務器的銷售獲得快速增長。此外，聯想集團在服務器的芯片級應用開發方面亦有技術突破，不僅提高產品按需設計能力，更提升了產品的競爭力及優勢。

集團也自行研發成功高性能計算機「聯想深騰1800大規模計算機系統」，展示了聯想在高性能服務器技術實力的提升。

消費IT業務

集團不斷追求技術創新，為中國用戶提供好用、易用的產品。下半年集團推出了新一代雙模式家用電腦—「天驕」及「天瑞」系列，採用自主研發的LEOS操作系統實現電腦、家電一體化。聯想數碼家電操作系統LEOS創立數碼應用新標準。「天驕」及「天瑞」雙模式家用電腦提供操作更加簡單、內容更加豐富的數碼應用。雙模式電腦亦具一鍵直接播放硬盤、存儲卡和光盤中的照片、音樂和視頻作品的功能。

手持設備業務

集團大力拓展移動電話業務，合資公司順利啟航，上半年銷量超過預期。集團推出多款新產品，彩色顯示屏幕移動電話聯想「i188」已正式上市，市場對新品反應熱烈。另外，分銷網絡初見規模，售後服務及維修管理能力逐步提高。

IT服務業務

對這項新業務，集團於上半年已建立了基本業務架構及規劃已經形成，現正處於積極部署階段。在行業IT服務市場方面，聯想已透過自我發展和併購方式進入了銀行、保險、電信及政府行業。

合同製造業務

會計實務準則第表34號 : 員工福利

採納上述會計實務準則並沒有對集團去年之中期財務報表造成重大影響。

3. 營業額、收益及分類資料

3A. 基本列報方式－地域分類

(i) 截至二零零二年九月三十日止六個月：

	中華人民共和國（「中國」）(未經審核) 港幣千元	亞太區（中國除外）(未經審核) 港幣千元	北美洲 (未經審核) 港幣千元	歐洲 (未經審核) 港幣千元	合計 (未經審核) 港幣千元
損益表					
營業額	10,142,858	1,691	5,643	219,345	10,369,537
分類經營業績	501,801	(525)	(219)	12,795	513,852
出售證券投資之收益	6,401	-	-	-	6,401
無形資產攤銷	(5,901)	-	-	-	(5,901)
利息收入					32,939
財務費用					-
盈利貢獻					547,291
應佔共同控制實體虧損	(34,623)	-	-	-	(34,623)
應佔聯營公司溢利	15,227	-	-	-	15,227
除稅前溢利					527,895
稅項					(10,348)
除稅後溢利					517,547
少數股東權益					6,638
股東應佔溢利					524,185

(ii) 截至二零零一年九月三十日止六個月：

	中國 (未經審核) 港幣千元	亞太區（中國除外）(未經審核) 港幣千元	北美洲 (未經審核) 港幣千元	歐洲 (未經審核) 港幣千元	合計 (未經審核) 港幣千元
損益表					
營業額	10,916,978	210,337	60,515	355,381	11,543,211
分類經營業績	398,698	17,996	14,210	21,227	452,131
利息收入					41,476
財務費用					(11,539)
盈利貢獻					482,068
應佔聯營公司虧損	(7,646)	-	-	-	(7,646)
除稅前溢利					474,422
稅項					(10,960)
除稅後溢利					463,462
少數股東權益					(10,021)
股東應佔溢利					453,441

3B. 輔助列報方式－業務分類

(i) 截至二零零二年九月三十日止六個月：

	營業額 (未經審核) 港幣千元	盈利貢獻 (未經審核) 港幣千元
企業IT業務	5,558,834	372,405
消費IT業務	3,645,060	171,098
手持設備業務	666,986	17,874
IT服務業務	71,659	(23,363)
合同製造業務	426,998	8,777
出售證券投資之收益	-	6,401
無形資產攤銷	-	(5,901)
	10,369,537	547,291

(ii) 截至二零零一年九月三十日止六個月：

	營業額 (未經審核) 港幣千元	盈利貢獻 (未經審核) 港幣千元
企業IT業務	4,952,494	284,119
消費IT業務	3,951,223	153,140
手持設備業務	125,969	(9,724)
合同製造業務	893,420	67,446
其他	1,620,105	(12,913)
	11,543,211	482,068

7. 每股盈利

每股基本及攤薄後盈利根據下列數據計算：

	截至二零零二年九月三十日止六個月 (未經審核)	截至二零零一年九月三十日止六個月 (未經審核)
用以計算每股基本及攤薄盈利之溢利（港幣千元）	524,185	453,441
用以計算每股基本盈利之加權平均股數	7,507,560,195	7,558,191,933
股份潛在攤薄影響	6,474,236	66,380,546
用以計算每股攤薄盈利之加權平均股數	7,514,034,431	7,624,572,479

宣佈派發中期股息

董事會宣佈派發截至二零零三年三月三十一日止年度之中期股息每股1.8港仙，共約港幣1.35億元，分派予二零零二年十二月三日登記於本公司股東名冊之股東。該項中期股息將於二零零二年十二月十八日或以前派付。

去年同期派付中期股息每股1.5港仙，共約港幣1.13億元。

財務回顧

業績

截至二零零二年九月三十日止的六個月內，集團錄得營業額約為港幣103.7億元，較去年同期備考營業額港幣99.57億元上升4.1%。期內，股東應佔溢利約為港幣5.24億元，較去年同期的港幣4.53億元(實際數)及港幣4.35億元(備考數)分別上升15.6%及20.5%。

重要投資及收購

期內，資本性的支出為港幣3.72億元。其中港幣2.94億元用於投資附屬公司、共同控制實體、其他證券投資及購入版權，該等投資主要為了發展手持設備業務及IT服務業務，而港幣0.78億元則用於增添固定資產。

流動資金及財務資源

本集團於期內一直維持著資金非常充裕的狀況。於二零零二年九月三十日，現金及銀行結餘達28億元，其中43%為港幣，36.5%為人民幣，20%為美元，0.5%為其他貨幣以應付海外業務所需，而綜合的信用額度則與二零零二年三月三十一日相若。期末的流動資金比率為1.88。

於期末，集團並沒有任何銀行貸款或以財務租約持有的資產。

外幣兌換

本集團繼續採用對沖政策，以減低因外幣匯率變化而對一般商貿活動所造成的影響。於二零零二年九月三十日，集團未完成之遠期外匯合約及幣種變換總金額為港幣0.72億元。

資本承擔及或然負債

於二零零二年九月三十日，本集團沒有重大的資本承擔及或然負債。

員工

由於期內購入附屬公司，集團的員工總數在期末時增至8,415人。期內的員工費用總數為港幣3.45億元。集團因應業績及員工表現實施酬金政策、酌情花紅及購股權計劃，同時亦提供員工福利，如培訓、保險及醫療等，並會不時檢討該等政策以確保競爭力及配合公司需要。

業務回顧

中國PC市場恢復健康增長，2002年第一、二、三季的年增長率分別為4.8%、9.6%和22.3%。其中商用電腦市場增長顯著，「校校通」工程、電子政務、中小企業帶動市場發展，預計四至九月銷量增長率約為21%。消費電腦市場的增長相對緩慢，預計四到九月增長率約為8%。

期內，聯想電腦銷售在與市場保持同步增長的同時，在整體毛利率及純利率進一步提高。聯想電腦銷量上半財年(四至九月)增長達17%，其中第一財季及第二財季銷量增長分別為10%及22.5%。聯想家用電腦、商用台式電腦、筆記本電腦及服務器於上半財年的銷量增長率分別為5.4%、25.9%、17.2%及41.7%。預計聯想電腦市場份額將可進一步上升。

方式進入了銀行、保險、電信及政府行業。

合同製造業務

由於歐美電腦市場不景氣，集團的主機板銷量有輕微下跌。

展望

集團會繼續堅持服務轉型和技術創新的策略，針對客戶需要發展豐富的產品、應用及服務，為客戶增值。集團管理層對中國市場及聯想的業務充滿信心。集團管理層會積極面對各種市場挑戰，靈活快捷應對市場變化，使各項業務健康發展，務求為股東帶來長遠良好的回報。

購買、出售或贖回本公司之上市證券

截至二零零二年九月三十日止六個月內，本公司於香港聯合交易所有限公司（「聯交所」）回購本公司股份如下：

年份／月份	購回之股數	支付之每股最高價 港元	支付之每股最低價 港元	支付代價總額（包括費用） 港幣千元
二零零二年六月	2,000,000	2.875	2.875	5,765

回購之股份已註銷。因此，本公司已發行股本已按所註銷之股份面值減少，而回購之股份面值總額港幣50,000元（2001：港幣1,258,000元）已從保留溢利撥至股份回購儲備中。回購時支付之溢價於本公司保留溢利中扣除。

除上述外，本公司或其任何附屬公司並無於期內購買、出售或贖回本公司之上市證券。

財務資料詳情

載有根據聯交所證券上市規則附錄十六第46(1)至46(6)段規定之全部資料之本公司詳細業績公佈將於聯交所及本公司網頁上登載。

暫停辦理股份過戶登記

本公司將於二零零二年十一月二十九日至二零零二年十二月三日（首尾兩天包括在內）暫停辦理股份過戶登記手續。如欲享有中期股息，股東需於二零零二年十一月二十八日下午四時正前辦理股份過戶登記手續，將有關股票連同過戶文件送交本公司股份過戶登記處雅柏勤證券登記有限公司，地址為香港中環干諾道中111號永安中心5樓。

審核委員會之審閱

審核委員會已與管理層檢討本集團所採納的會計原則及準則，並已討論內部監控及財務申報事宜，包括審閱未經審核中期業績。

最佳應用守則

據本公司董事所知，並無任何資料合理顯示本公司現時或於本中期業績所述期間內曾經未有遵守聯交所上市規則附錄十四之規定。惟非執行董事均無固定任期，彼等須按本公司章程細則輪值告退。

承董事會命
柳傳志
主席

香港，二零零二年十一月十二日

INTERIM REPORT 2002/03


联想
LEGEND

聯想集團有限公司

LEGEND GROUP LIMITED

Interim Results

The board of directors (the "Directors") of Legend Group Limited (the "Company") is pleased to submit the unaudited consolidated results of the Company and its subsidiaries (the "Group") for the six months ended 30 September 2002, together with the actual and proforma comparative figures for the corresponding period of last year.

Consolidated Profit and Loss Account

	Notes	3 months ended 30 September 2002 (unaudited) HK$'000	6 months ended 30 September 2002 (unaudited) HK$'000	3 months ended 30 September 2001 (unaudited) HK$'000	6 months ended 30 September 2001 (unaudited) HK$'000	6 months ended 30 September 2001 Proforma (Note 1(b)) (unaudited) HK$'000
Turnover	3	**5,573,185**	**10,369,537**	5,449,065	11,543,211	9,957,341
Earnings before interest, taxation, depreciation and amortisation expenses		**279,736**	**580,173**	225,834	523,770	487,412
Depreciation expenses		**(34,306)**	**(66,321)**	(33,992)	(71,639)	(66,571)
Amortisation of intangible assets		**(4,063)**	**(5,901)**	–	–	–
Gains on disposal of investment securities		**–**	**6,401**	–	–	–
Interest income		**19,348**	**32,939**	18,901	41,476	40,780
Profit from operations	4	**260,715**	**547,291**	210,743	493,607	461,621
Finance costs		**–**	**–**	(597)	(11,539)	(1,430)
		260,715	**547,291**	210,146	482,068	460,191
Share of losses of jointly controlled entities		**(16,372)**	**(34,623)**	–	–	–
Share of profits/(losses) of associated companies		**8,020**	**15,227**	(4,480)	(7,646)	(7,646)
Profit before taxation		**252,363**	**527,895**	205,666	474,422	452,545
Taxation	5	**571**	**(10,348)**	462	(10,960)	(10,960)
Profit after taxation		**252,934**	**517,547**	206,128	463,462	441,585
Minority interests		**3,335**	**6,638**	(3,577)	(10,021)	(6,587)
Profit attributable to shareholders		**256,269**	**524,185**	202,551	453,441	434,998
Dividend	6	**N/A**	**135,121**	N/A	112,846	112,846
Earnings per share – basic	7	**3.41 cents**	**6.98 cents**	2.68 cents	6.00 cents	5.75 cents
Earnings per share – fully diluted	7	**3.41 cents**	**6.97 cents**	2.65 cents	5.95 cents	5.71 cents

Consolidated Balance Sheet

	Notes	As at 30 September 2002 (unaudited) HK$'000	As at 31 March 2002 (audited) HK$'000
Non-current assets			
Intangible assets		75,353	–
Tangible fixed assets		848,540	847,316
Construction-in-progress		80,046	43,866
Investments in jointly controlled entities		200,098	210,432
Investments in associated companies		169,527	204,806
Investment securities		31,051	30,762
		1,404,615	1,337,182
Current assets			
Inventories		1,004,798	855,519
Amounts due from jointly controlled entities		107,780	194,132
Trade receivables	8	1,122,997	660,737
Bills receivable		285,454	17,607
Deposits, prepayments and other receivables		205,653	185,391
Cash and bank balances		2,780,750	2,441,169
		5,507,432	4,354,555
Current liabilities			
Trade payables	8	1,750,459	1,151,950
Bills payable		239,705	184,781
Accruals and other payables		937,051	663,361
Tax payable		6,090	2,231
		2,933,305	2,002,323
Net current assets		2,574,127	2,352,232
Total assets less current liabilities		3,978,742	3,689,414
Financed by:			
Share capital		187,667	187,701
Reserves		4,760,164	4,779,553
Accumulated losses			
2001/02 final dividend		–	271,051
2002/03 interim dividend		135,121	–
Others		(1,172,162)	(1,556,271)
Shareholders' funds		3,910,790	3,682,034
Minority interests		67,622	7,050
Long-term liabilities		330	330
		3,978,742	3,689,414

Condensed Consolidated Cash Flow Statement

	6 months ended 30 September 2002 (unaudited)	6 months ended 30 September 2001 (unaudited)
	HK$'000	HK$'000
Net cash inflow from operating activities	**715,495**	94,628
Net cash outflow from investing activities	**(101,778)**	(515,971)
Net cash outflow from financing activities	**(274,119)**	(122,546)
Increase/(decrease) in cash and cash equivalents	**339,598**	(543,889)
Effect of foreign exchange rate changes	**(17)**	4,813
Cash and cash equivalents at the beginning of the period	**2,441,169**	2,633,651
Cash and cash equivalents at the end of the period	**2,780,750**	2,094,575

Statement of Changes in Equity

	Share capital (unaudited)	Share premium (unaudited)	Surplus arising on consolidation (unaudited)	Exchange reserve (unaudited)	Investment revaluation reserve (unaudited)	Share redemption reserve (unaudited)	Accumulated losses (unaudited)	Total (unaudited)
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Balance as at 1 April 2002	187,701	4,732,184	27,893	4,155	13,515	1,806	(1,285,220)	3,682,034
Deficit in fair market value of investment securities	–	–	–	–	(14,893)	–	–	(14,893)
Currency translation difference	–	–	–	(17)	–	–	–	(17)
Losses not recognised in the profit and loss account	–	–	–	(17)	(14,893)	–	–	(14,910)
Profit for the period	–	–	–	–	–	–	524,185	524,185
Reserves realised upon disposal of investment securities	–	–	–	–	(6,400)	–	–	(6,400)
Exercise of share options	16	1,871	–	–	–	–	–	1,887
Repurchase of shares	(50)	–	–	–	–	50	(5,765)	(5,765)
Dividend paid	–	–	–	–	–	–	(270,241)	(270,241)
As at 30 September 2002	**187,667**	**4,734,055**	**27,893**	**4,138**	**(7,778)**	**1,856**	**(1,037,041)**	**3,910,790**
Balance as at 1 April 2001 as previously reported	187,849	4,589,893	–	336	–	–	30,866	4,808,944
Effect of adopting SSAP 9 (revised)	–	–	–	–	–	–	989,730	989,730
Effect of adopting SSAP 29	–	–	–	–	–	–	(1,887,850)	(1,887,850)
Effect of adopting SSAP 31	–	–	165,921	–	–	–	(199,617)	(33,696)
Divestment of interest in an associated company	–	–	5,794	–	–	–	–	5,794
As at 1 April 2001 as restated	187,849	4,589,893	171,715	336	–	–	(1,066,871)	3,882,922
Reversal of transfer (from)/to other reserves	–	–	(166,719)	–	63,091	–	103,628	–
Deficit in fair market value of investment securities	–	–	–	–	(59,601)	–	–	(59,601)
Currency translation difference	–	–	–	4,813	–	–	–	4,813
Net gains and losses not recognised in the profit and loss account	–	–	(166,719)	4,813	3,490	–	103,628	(54,788)
Profit for the period	–	–	–	–	–	–	453,441	453,441
Exercise of share options	1,456	119,238	–	–	–	–	–	120,694
Repurchase of shares	(1,258)	–	–	–	–	1,258	(179,809)	(179,809)
Dividend paid	–	–	–	–	–	–	(990,270)	(990,270)
As at 30 September 2001	188,047	4,709,131	4,996	5,149	3,490	1,258	(1,679,881)	3,232,190

Notes:

1. **Basis of preparation**

   (a) The Directors are responsible for the preparation of the Group's unaudited interim financials. These unaudited interim financials have been prepared in accordance with Statement of Standard Accounting Practice ("SSAP") No. 25 "Interim Financial Reporting" issued by the Hong Kong Society of Accountants ("HKSA"). These condensed accounts should be read in conjunction with the audited accounts for the year ended 31 March 2002.

   (b) With effect from 1 June 2001, Digital China Holdings Limited and its subsidiaries (collectively known as "DCHL") were spun off from the Group (the "Spin-off"). As the Spin-off was substantial to the operating results of the Group, the Directors have prepared unaudited proforma consolidated results of the Group for the six months ended 30 September 2001 as if the Spin-off was effective throughout the period.

2. **Principal accounting policies**

   The principal accounting policies and methods of calculations used in the preparation of these unaudited interim financials are consistent with those used in the annual accounts for the year ended 31 March 2002. The Group has presented its cash flow statement with effect from 1 April 2002 based on SSAP 15 (revised): "Cash flow statements" issued by HKSA which is effective for accounting periods commencing on or after 1 January 2002. The comparative figures have been reclassified accordingly. In addition, the following new/revised SSAPs issued by the HKSA became effective for accounting periods commencing on or after 1 January 2002 are also applicable to the Group:

SSAP 1 (revised)	:	Presentation of financial statements
SSAP 11 (revised)	:	Foreign currency translation
SSAP 25 (revised)	:	Interim financial reporting
SSAP 33	:	Discontinuing operations
SSAP 34	:	Employee benefits

   The adoption of the above SSAPs has no material effect on the Group's prior year interim financials.

3. Turnover, revenue and segment information

3A. Primary reporting format - geographical segments

(i) For the six months ended 30 September 2002:

	People's Republic of China ("PRC") (unaudited)	Asia Pacific (excluding PRC) (unaudited)	North America (unaudited)	Europe (unaudited)	Total (unaudited)
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Profit and loss account					
Turnover	10,142,858	1,691	5,643	219,345	10,369,537
Segment operating results	501,801	(525)	(219)	12,795	513,852
Gains on disposal of investment securities	6,401	–	–	–	6,401
Amortisation of intangible assets	(5,901)	–	–	–	(5,901)
Interest income					32,939
Finance costs					–
Contribution to operating profit					547,291
Share of losses of jointly controlled entities	(34,623)	–	–	–	(34,623)
Share of profits of associated companies	15,227	–	–	–	15,227
Profit before taxation					527,895
Taxation					(10,348)
Profit after taxation					517,547
Minority interests					6,638
Profit attributable to shareholders					524,185

(ii) For the six months ended 30 September 2001:

	PRC (unaudited)	Asia Pacific (excluding PRC) (unaudited)	North America (unaudited)	Europe (unaudited)	Total (unaudited)
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Profit and loss account					
Turnover	10,916,978	210,337	60,515	355,381	11,543,211
Segment operating results	398,698	17,996	14,210	21,227	452,131
Interest income					41,476
Finance costs					(11,539)
Contribution to operating profit					482,068
Share of losses of associated companies	(7,646)	–	–	–	(7,646)
Profit before taxation					474,422
Taxation					(10,960)
Profit after taxation					463,462
Minority interests					(10,021)
Profit attributable to shareholders					453,441

3. Turnover, revenue and segment information (continued)

3B. Secondary reporting format – business segments

(i) For the six months ended 30 September 2002:

	Turnover (unaudited) HK$'000	Contribution to operating profit (unaudited) HK$'000
Corporate IT business	5,558,834	372,405
Consumer IT business	3,645,060	171,098
Handheld device business	666,986	17,874
IT service business	71,659	(23,363)
Contract manufacturing business	426,998	8,777
Gains on disposal of investment securities	–	6,401
Amortisation of intangible assets	–	(5,901)
	10,369,537	547,291

(ii) For the six months ended 30 September 2001:

	Turnover (unaudited) HK$'000	Contribution to operating profit (unaudited) HK$'000
Corporate IT business	4,952,494	284,119
Consumer IT business	3,951,223	153,140
Handheld device business	125,969	(9,724)
Contract manufacturing business	893,420	67,446
Others	1,620,105	(12,913)
	11,543,211	482,068

4. Profit from operations

	3 months ended 30 September 2002 (unaudited)	6 months ended 30 September 2002 (unaudited)	3 months ended 30 September 2001 (unaudited)	6 months ended 30 September 2001 (unaudited)
	HK$'000	HK$'000	HK$'000	HK$'000
(a) Turnover	5,573,185	10,369,537	5,449,065	11,543,211
Cost of sales	(4,758,966)	(8,812,551)	(4,780,170)	(10,034,430)
Gross profit	814,219	1,556,986	668,895	1,508,781
Other revenue	19,348	32,939	18,901	41,476
Gains on disposal of investment securities	–	6,401	–	–
Distribution expenses	(438,519)	(721,245)	(365,673)	(747,575)
Administrative expenses	(82,450)	(174,897)	(84,633)	(208,301)
Other operating expenses	(47,820)	(146,992)	(26,747)	(100,774)
Amortisation of intangible assets	(4,063)	(5,901)	–	–
Total operating expenses (see (b))	(572,852)	(1,049,035)	(477,053)	(1,056,650)
Profit from operations	260,715	547,291	210,743	493,607
(b) Analysis of operating expenses by nature:				
Selling expenses	(110,576)	(194,346)	(116,897)	(227,357)
Promotional and advertising expenses	(154,586)	(271,576)	(118,632)	(251,066)
Staff costs	(179,471)	(345,402)	(150,216)	(337,258)
Other expenses	(124,156)	(231,810)	(91,308)	(240,969)
Amortisation of intangible assets	(4,063)	(5,901)	–	–
Total operating expenses	(572,852)	(1,049,035)	(477,053)	(1,056,650)

5. Taxation

(a) Hong Kong profits tax has been provided for at the rate of 16% (2001:16%) on the estimated assessable profit for the period.

(b) The amount of taxation charged/(credited) to the consolidated profit and loss account represents:

	3 months ended 30 September 2002 (unaudited)	6 months ended 30 September 2002 (unaudited)	3 months ended 30 September 2001 (unaudited)	6 months ended 30 September 2001 (unaudited)
	HK$'000	HK$'000	HK$'000	HK$'000
Hong Kong profits tax	–	–	942	2,426
Overseas taxation	(1,229)	9,048	(775)	8,873
	(1,229)	9,048	167	11,299
Share of taxation attributable to associated companies	658	1,300	(629)	(339)
	(571)	10,348	(462)	10,960

6. Dividend

	6 months ended 30 September 2002 (unaudited)	6 months ended 30 September 2001 (unaudited)
	HK$'000	HK$'000
Interim dividend, declared after period end, of 1.8 HK cents (2001: 1.5 HK cents) per share	**135,121**	112,846

7. Earnings per share

The calculation of basic and diluted earnings per share is based on the following data:

	6 months ended 30 September 2002 (unaudited)	6 months ended 30 September 2001 (unaudited)
Earnings for the purposes of basic and diluted earnings per share (HK$'000)	**524,185**	453,441
Weighted average number of shares for the purposes of basic earnings per share	**7,507,560,195**	7,558,191,933
Effect of potential dilutive shares	**6,474,236**	66,380,546
Weighted average number of shares for the purposes of diluted earnings per share	**7,514,034,431**	7,624,572,479

8. Ageing analysis

Ageing analysis of trade receivables as at 30 September 2002 were as follow:

	As at 30 September 2002 (unaudited)	As at 30 June 2002 (unaudited)	As at 31 March 2002 (audited)
	HK$'000	HK$'000	HK$'000
0 – 30 days	**999,160**	1,034,850	593,457
31 – 60 days	**107,531**	54,790	58,914
61 – 90 days	**12,861**	16,703	5,715
Over 90 days	**3,445**	1,622	2,651
	1,122,997	1,107,965	660,737

Customers are generally granted credit terms of 30 days. Credit terms for customers of system integration business normally range from 30 days to 180 days.

8. **Ageing analysis** (continued)

Ageing analysis of trade payables as at 30 September 2002 were as follow:

	As at 30 September 2002 (unaudited) HK$'000	As at 30 June 2002 (unaudited) HK$'000	As at 31 March 2002 (audited) HK$'000
0 – 30 days	**1,364,032**	1,332,063	916,319
31 – 60 days	**278,221**	165,629	177,413
61 – 90 days	**41,514**	33,995	27,433
Over 90 days	**66,692**	15,580	30,785
	1,750,459	1,547,267	1,151,950

9. **Condensed balance sheet of the Company**

	As at 30 September 2002 (unaudited) HK$'000	As at 31 March 2002 (audited) HK$'000
Tangible fixed assets	**2,252**	3,169
Investments	**2,327,875**	2,327,875
Loan to a related company	**–**	50,034
Current assets	**3,317,694**	3,609,887
Current liabilities	**124,531**	205,665
Net current assets	**3,193,163**	3,404,222
Total assets less current liabilities	**5,523,290**	5,785,300
Capital	**187,667**	187,701
Reserves	**4,735,911**	4,733,990
Retained profits	**599,408**	863,305
Long-term liabilities	**304**	304
	5,523,290	5,785,300

Declared Interim Dividend

The Directors have declared an interim dividend of 1.8 HK cents per share for the year ending 31 March 2003, absorbing an aggregate amount of approximately HK$135 million, to shareholders whose names appear on the Register of Members of the Company on 3 December 2002. The interim dividend will be paid on or before 18 December 2002.

An interim dividend of 1.5 HK cents per share, totalling approximately HK$113 million, was paid in the corresponding period of last year.

Closure of Register of Members

The Register of Members of the Company will be closed from 29 November 2002 to 3 December 2002, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the interim dividend, all completed transfer forms accompanied by the relevant share certificates must be lodged with the Company's share registrar, Abacus Share Registrars Limited of 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong for registration not later than 4:00 p.m. on 28 November 2002.

Financial Review

Results

The Group achieved a turnover of approximately HK$10,370 million for the six months ended 30 September 2002. It represents an increase of 4.1% when compared with the proforma turnover of HK$9,957 million for the corresponding period of last year. The profit attributable to shareholders was approximately HK$524 million for the period, compared to the corresponding period of last year of HK$453 million (actual result) and HK$435 million (proforma result), indicating an increase of 15.6% and 20.5% respectively.

Significant investments and acquisitions

During the period, capital expenditure of HK$372 million was incurred. HK$294 million of which was used for investments in subsidiaries, jointly controlled entities, investment securities and patent rights, such investments were mainly related to the expansion of handheld devices business and IT services business. HK$78 million of which was used for additions of fixed assets.

Liquidity and financial resources

The Group consistently maintained a very strong liquidity position during the period. The cash and bank balance as at 30 September 2002 amounted to HK$2.8 billion. The cash on hand consists of 43% of Hong Kong Dollars, 36.5% of Renminbi, 20% of US Dollars and 0.5% was held in other currencies for the overseas operations. There was no material change in available credit facilities when compared with the year ended 31 March 2002. The current ratio of the Group at the period end was 1.88.

The Group did not have any bank loans and there was no assets held under finance lease as at the period end.

Financial Review (continued)

Foreign exchange

The Group consistently adopted a hedging policy for business transactions to minimise the risk of fluctuation of exchange rates. As at 30 September 2002, the Group had total outstanding forward foreign exchange contracts and currency swaps amounting to HK$72 million.

Capital commitments and contingent liabilities

The Group had no material capital commitments or contingent liabilities as at 30 September 2002.

Employees

At the period end, the total number of employees of the Group increased to 8,415 mainly due to the acquisition of subsidiaries during the period. The total staff costs for the period was HK$345 million. The Group has implemented a remuneration policy, a discretionary bonus programme and a share option scheme for employees according to the performance of the Group and individual employees. The Group also provides benefits such as training, insurance and medical benefits. These policies are reviewed regularly to ensure they remain competitive and appropriate.

Business Review

China's PC market resumed healthy growth over the first three quarters of 2002, with unit shipment increasing by 4.8%, 9.6% and 22.3% over each respective quarter. The fastest growth occurred in the corporate PC market, as a result of surging demand arising from informatisation among small and medium enterprises, and the government's "School-Link" and "e-Government" projects. Unit shipments for the corporate PC market from April to September are expected to show approximately 21% growth. The consumer PC market has been relatively less dynamic, and unit shipment growth for this period is projected at 8%.

During the review period, Legend's own PC sales were in line with market growth. The Group also achieved further growth in both gross and net profit margins. In the first half of the financial year (April to September), Legend PC unit shipments rose by 17% (first quarter 10%; second quarter 22.5%). The Group's unit shipments for home PCs, commercial desktop PCs, notebooks, and servers increased by 5.4%, 25.9%, 17.2% and 41.7% respectively. These growth rates indicate an ongoing rise in Legend's market share.

Legend's strategies of enhancing service and boosting technological innovations have proven successful. The Group is aiming for continued healthy growth with an emphasis on profitability, based on precise and effective process management, technological innovations and value-added services. These have already reduced operational costs, enhanced value for customers, and generally created more scope for profitability. In addition, healthy growth is expected to arise from the synergies being created between Legend's new and existing businesses.

Business Review (continued)

Corporate IT Business

Legend's corporate IT business performed impressively, particularly in the education sector. Tailor-made to the specific needs of customers in this sector, Legend created a number of unique products and solutions. The informatisation of the education sector developed from the initial e-Classroom concept to e-School and "School-Link" schemes. With emphasis on the development of these e-School and "School-Link" projects, demand for informatisation from universities, secondary and primary schools is increasing.

In the second quarter, Legend rolled out its "Kaitian 6800" commercial PC, specially designed for commercial use. Equipped with wireless Internet access, wireless keyboard and mouse, an adjustable 360 degree LCD monitor and a VPN security system, "Kaitian 6800" was the only commercial PC model to win the "2002 Intel Innovative PC Award".

Legend's education solutions have included: (1) Comprehensive hardware product lines such as "Qitian" education computers, "Wanquan" servers and the "Wangyu" firewall, all catering to the specific requirements of education sector. (2) Legend's well-developed "Parasaga" education software. (3) A wide range of application solutions, including Legend's e-School and "School-Link" solutions.

Legend's server business has shifted its business model from a product-centric to a solution-centric one. The Group's professional sales and technical service teams have been strengthened, and their focus has been made more customer-oriented. Legend has also achieved technological breakthroughs in server chip applications, bringing with them improved capabilities in server design tailored to specific customer requirements, and enhancing the Group's competitive edge.

Legend has recently successfully developed a supercomputer known as the "Legend Deepcomp 1800 large-scale computer system". This breakthrough has highlighted the strides being made in the Group's development of high-performance server technologies.

Consumer IT Business

Legend has been continuously pursuing technological innovations at the same time as offering easy-to-use products for Chinese users. In the second half of the year, Legend rolled out its "dual mode" "Tianjiao" and "Tianrui" series of home PCs. Adopting the self-developed LEOS operating system, these computers integrate PC functions with the ease of use of electrical appliances, setting new standards for digital applications. The "Tianjiao" and "Tianrui" "dual mode" home PCs provide varied and user-friendly digital applications. They have a single button for instant browsing of the hard disk, CD ROM and memory stick for audio/video playing and photo browsing.

Business Review (continued)

Handheld Device Business

The Group has been actively developing its mobile handset business which, after a successful launch, achieved better than expected results. New products were rolled out and the Group's recently launched Legend "i188", a mobile handset with colour screen, met with positive market response. The streamlining of Legend's handset distribution network has led to significant improvements in its after-sales and maintenance services.

IT Service Business

The fundamental business structures and strategies for Legend's IT service business are already in place, and the Group stands poised for further development. Legend has been active in a number of different industry sectors within the IT service market through self-development or merger and acquisition, including the banking, insurance, telecommunications and government sectors.

Contract Manufacturing Business

Due to unfavourable conditions in the computer markets of Europe and the US, the Group's motherboard sales recorded a slight fall.

Prospects

Legend's development strategies, including its strategies for service-oriented transformation and technological innovation, will continue to be implemented. Catering to the specific needs of its customers, Legend will create added value for customers through the development of a wide variety of products, applications and services. With full confidence in Legend's businesses and a clear vision of the future, the Group's management stands ready to embrace the challenges ahead and react swiftly to market changes, with the goal of stimulating healthy business growth that will bring strong long-term returns to shareholders.

Share Options Information

Share option schemes

The existing share options were granted to employees, including directors, of the Group under the Employee Share Option Scheme adopted and approved by shareholders on 18 January 1994. This scheme has been terminated on 26 April 2002. Despite the fact that no further options may be granted thereunder, all other provisions of this scheme will remain in force to govern the exercise of all the options previously granted. Particulars of outstanding options granted thereunder at the beginning and at the end of interim period are as follows:

	Options held at 1.4.2002	Options exercised during the period	Options held at 30.9.2002	Exercise price HK$	Date of grant	Exercise period
Directors						
LIU Chuanzhi	2,250,000	–	2,250,000	2.876	31.8.2001	31.8.2001 to 30.8.2011
YANG Yuanqing	6,000,000	–	6,000,000	4.072	16.4.2001	16.4.2001 to 15.4.2011
	2,250,000	–	2,250,000	2.876	31.8.2001	31.8.2001 to 30.8.2011
MA Xuezheng	2,920,000	–	2,920,000	4.072	16.4.2001	16.4.2001 to 15.4.2011
	1,600,000	–	1,600,000	2.876	31.8.2001	31.8.2001 to 30.8.2011
Continuous contract employees	7,712,000	–	7,712,000	4.038	28.1.2000	28.1.2000 to 27.1.2010
	127,162,000	–	127,162,000	4.312	15.1.2001	15.1.2001 to 14.1.2011
	26,630,000	–	26,630,000	4.072	16.4.2001	16.4.2001 to 15.4.2011
	832,000	–	832,000	2.904	29.8.2001	29.8.2001 to 28.8.2011
	115,636,000	656,000	114,980,000	2.876	31.8.2001	31.8.2001 to 30.8.2011

Notes:

1. *Weighted average closing price of shares immediately before the date on which the options were exercised by continuous contract employees was HK$3.28.*

2. *No share options were cancelled or lapsed during the interim period under review.*

The shareholders of the Company have approved a new share option scheme on 25 March 2002. Summary of such scheme has been disclosed in the Company's annual report for the year 2001/02.

No share options have been granted by the Company under any share option schemes during the interim period under review.

Share Options Information (continued)

Valuation of share options

The share options granted are not recognised in the accounts until they are exercised. The Directors consider that it is not appropriate to value the share options on the ground that certain crucial factors for such valuation are variables which cannot be reasonably determined at this stage. Any valuation of the shares options based on speculative assumptions in respect of such variables would not be meaningful and the results thereof may be misleading to the shareholders. Thus, it is more appropriate to disclose only the market price and exercise price.

Directors' Interests in Securities

Interest in securities

As at 30 September 2002, according to the register maintained by the Company pursuant to section 29 of the Securities (Disclosure of Interests) Ordinance (the "SDI Ordinance"), the interests of each Director in shares of the Company or any associated corporations were as follows:

	Number of shares in the Company		
	Personal interest	Family interest	Total interest
LIU Chuanzhi	10,010,000	256,000	10,266,000
ZENG Maochao	4,080,000	–	4,080,000
YANG Yuanqing	6,200,000	–	6,200,000
MA Xuezheng	16,714,000	2,360,000	19,074,000

	Number of shares in Digital China Holdings Limited (an associated corporation of the Company)		
	Personal interest	Family interest	Total interest
LIU Chuanzhi	896,000	25,600	921,600
ZENG Maochao	408,000	–	408,000
YANG Yuanqing	520,000	–	520,000
MA Xuezheng	1,646,400	–	1,646,400

Directors' Interests in Securities (continued)

Rights to acquire shares

Certain directors have been granted options to subscribe for shares in the Company pursuant to the Company's share option scheme, details of which are set out in the previous part of this report.

Apart from the share options disclosed above, call options have been granted on 5 June 2000 by 聯想控股有限公司 ("LHL"), the controlling shareholder of the Company, to certain persons including the following directors pursuant to which they are respectively entitled (subject to certain conditions) to acquire, and to require LHL to sell, shares of the Company, at a price of HK$0.5325 per share during a period ending 1 August 2007.

	Number of shares in the Company		
	Personal interest	Family interest	Total interest
LIU Chuanzhi	6,000,000	720,000	6,720,000
ZENG Maochao	4,000,000	600,000	4,600,000
YANG Yuanqing	4,000,000	–	4,000,000
MA Xuezheng	4,000,000	–	4,000,000

Save as disclosed above and other than certain nominee shares in the subsidiaries held in trust for the Group by certain directors, as at 30 September 2002, none of the directors or their associates had any interests in any shares of the Company or any of its associated corporations as recorded by the register of the Company pursuant to the SDI Ordinance.

Substantial Shareholders

According to the register maintained by the Company pursuant to section 16(1) of the SDI Ordinance as at 30 September 2002, the following corporations had an interest of 10% or more of the issued share capital of the Company:

	No. of shares	Percentage of issued share capital	Note
LHL	4,293,475,144	57%	1
Employees' Shareholding Society of LHL	4,293,475,144	57%	2
Right Lane Limited	1,419,518,420	19%	3

Notes:

1. *Direct transliteration of 聯想控股有限公司 in English is Legend Holdings Limited.*

2. *Employees' Shareholding Society of LHL is an equity holder of LHL which in turn wholly owns Right Lane Limited and is therefore taken to be interested in the shares held by those two companies respectively.*

3. *Right Lane Limited is a wholly-owned subsidiary of LHL. Therefore, number of shares in which Right Lane Limited is shown as being interested is part of the shares in which LHL is shown to be interested.*

ᴾurchase, Sale or Redemption of the Company's Listed Securities

)uring the six months ended 30 September 2002, the Company purchased its own shares on The Stock Exchange of Iong Kong Limited (the "Stock Exchange") as follows:

Лonth/Year	Number of shares repurchased	Highest price per share	Lowest price per share	Aggregate consideration paid (including expenses)
		HK$	HK$	HK$'000
une 2002	2,000,000	2.875	2.875	5,765

'he repurchased shares were subsequently cancelled and accordingly, the issued share capital of the Company was educed by the nominal value thereof and the nominal value of shares repurchased of totally HK$50,000 (2001: IK$1,258,000) was transferred from retained earnings to share redemption reserve. The premium payable on repurchase vas charged against the retained earnings of the Company.

ave as disclosed above, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the :ompany's listed securities during the period.

Audit Committee

'he Audit Committee has reviewed with management the accounting principles and practices adopted by the Group nd discussed internal control and financial reporting matters including a review of the unaudited interim financials.

Code of Best Practice

'he Directors of the Company are not aware of any information that would reasonably indicate that the Company is not, r was not, for any part of the accounting period covered by this interim results, in compliance with Appendix 14 of the :ules Governing the Listing of Securities on the Stock Exchange, except that Non-Executive Directors of the Company re not appointed for a specific term but are subject to retirement by rotation in accordance with the Articles of Association f the Company.

By Order of the Board
Liu Chuanzhi
Chairman

Iong Kong, 12 November 2002

購股權資料（續）

購股權估值
授出之購股權直至其行使
不適宜在此階段為購股權
能對股東造成誤導，因此

董事之證券權益

股份權益
於二零零二年九月三十日
事於本公司及相聯法團之

柳傳志
曾茂朝
楊元慶
馬雪征

柳傳志
曾茂朝
楊元慶
馬雪征

購買、出售或贖回本公司之上市證券

截至二零零二年九月三十日止六個月內，本公司於香港聯合交易所有限公司（「聯交所」）回購本公司股份如下：

年份／月份	購回之股數	支付之每股最高價	支付之每股最低價	支付代價總額（包括費用）
		港元	港元	港幣千元
二零零二年六月	2,000,000	2.875	2.875	5,765

回購之股份已註銷。因此，本公司已發行股本已按所註銷之股份面值減少，而回購之股份面值總額港幣50,000元（2001：港幣1,258,000元）已從保留溢利撥至股份回購儲備中。回購時支付之溢價於本公司保留溢利中扣除。

除上述外，本公司或其任何附屬公司並無於期內購買、出售或贖回本公司之上市證券。

審核委員會

審核委員會已與管理層檢討本集團所採納的會計原則及準則，並已討論內部監控及財務申報事宜，包括審閱未經審核中期業績。

最佳應用守則

據本公司董事所知，並無任何資料合理顯示本公司現時或於本中期業績所述期間內曾經未有遵守聯交所上市規則附錄十四之規定。惟非執行董事均無固定任期，彼等須按本公司章程細則輪值告退。

承董事會命
柳傳志
主席

香港，二零零二年十一月十二日

董事之證券權

購買股份之權利
根據本公司之購股權計

除上文所指之購股權外
授出認購期權，據此，彼
日止期間按每股港幣0.

柳傳志
曾茂朝
楊元慶
馬雪征

除上文所披露者及若干
於二零零二年九月三十
任何股份。

主要股東

根據本公司於二零零二
本中10%或以上之權益

聯想控股有限公司
聯想控股有限公司職工
南明有限公司

附註：

1. *聯想控股有限公司的*
2. *聯想控股有限公司耶*
   控股有限公司職工扌
3. *南明有限公司為聯想*
   司持有之股份之其ҁ

購股權資料

購股權計劃

現已授出的購股權乃根據於一九九四年一月十八日由股東採納及批准之僱員購股權計劃授予本集團之僱員（包括董事）。該計劃已於二零零二年四月二十六日終止。雖然並無進一步購股權可以據此而授出，該計劃之所有其他條文將仍然有效，以監管先前授出之所有購股權的行使。根據該計劃已經授出但於中期開始及終結時，尚未行使之購股權資料如下：

	於二零零二年四月一日持有的購股權	於期內行使之購股權	於二零零二年九月三十日持有的購股權	行使價港幣	授出日期	行使期間
董事						
柳傳志	2,250,000	–	2,250,000	2.876	31.8.2001	31.8.2001至30.8.2011
楊元慶	6,000,000	–	6,000,000	4.072	16.4.2001	16.4.2001至15.4.2011
	2,250,000	–	2,250,000	2.876	31.8.2001	31.8.2001至30.8.2011
馬雪征	2,920,000	–	2,920,000	4.072	16.4.2001	16.4.2001至15.4.2011
	1,600,000	–	1,600,000	2.876	31.8.2001	31.8.2001至30.8.2011
持續合約僱員	7,712,000	–	7,712,000	4.038	28.1.2000	28.1.2000至27.1.2010
	127,162,000	–	127,162,000	4.312	15.1.2001	15.1.2001至14.1.2011
	26,630,000	–	26,630,000	4.072	16.4.2001	16.4.2001至15.4.2011
	832,000	–	832,000	2.904	29.8.2001	29.8.2001至28.8.2011
	115,636,000	656,000	114,980,000	2.876	31.8.2001	31.8.2001至30.8.2011

附註：

1. *有關持續合約僱員所行使的購股權，股份在緊接行使日期之前的加權平均收市價為港幣3.28元。*
2. *期內，概無購股權失效或註銷。*

本公司股東已於二零零二年三月二十五日通過採納新購股權計劃，該計劃的摘要已在本公司2001/02年報中披露。

期內，本公司概無根據任何購股權計劃授出期權。

業務回顧（續）

手持設備業務

集團大力拓展移動電話業務，合資公司順利啟航，上半年銷量超過預期。集團推出多款新產品，彩色顯示屏幕移動電話聯想「i188」已正式上市，市場對新品反應熱烈。另外，分銷網絡初見規模，售後服務及維修管理能力逐步提高。

IT服務業務

對這項新業務，集團於上半年已建立了基本業務架構及規劃已經形成，現正處於積極部署階段。在行業IT服務市場方面，聯想已透過自我發展和併購方式進入了銀行、保險、電信及政府行業。

合同製造業務

由於歐美電腦市場不景氣，集團的主機板銷量有輕微下跌。

展望

集團會繼續堅持服務轉型和技術創新的策略，針對客戶需要發展豐富的產品、應用及服務，為客戶增值。集團管理層對中國市場及聯想的業務充滿信心。集團管理層會積極面對各種市場挑戰，靈活快速應對市場變化，使各項業務健康發展，務求為股東帶來長遠良好的回報。

業務回顧(續)

企業IT業務

企業IT業務於期內錄得良好的成績,其中針對教育行業的銷售增長尤為顯著,主要由於聯想針對教育行業用戶的特別需要,提供了專門的教育電腦產品及方案。中國教育行業信息化發展已從單一電子教室發展至校園網及「校校通」,目前教育行業正加快投入建設校園網和「校校通」網,因此大學及中、小學校對這方面建設的需求大增。

季內集團推出了「開天6800」商用電腦,是專為商業用戶設計,具無線網絡接入、無線鍵盤及鼠標、360度可旋轉顯示器、VPN安全機制等。「開天6800」更榮獲「2002年度英特爾PC創新獎」,成為全球唯一一款獲這殊榮的商用電腦。

聯想的教育行業方案包括(1)多種針對教育行業客戶定製的硬件產品,產品線非常完備,從「啟天」教育電腦、萬全服務器、網御防火牆等一應俱全。(2)軟件方面,具有成熟的聯想「傳奇」教育軟件。(3)在應用層面,聯想有全套的校園網、「校校通」解決方案。

服務器業務由過往以產品為中心轉變為以項目和方案為中心的運作模式,並加強了以客戶為導向的專業銷售及技術服務隊伍,因此服務器的銷售獲得快速增長。此外,聯想集團在服務器的芯片級應用開發方面亦有技術突破,不僅提高產品按需設計能力,更提升了產品的競爭力及優勢。

集團也自行研發成功高性能計算機「聯想深騰1800大規模計算機系統」,展示了聯想在高性能服務器技術實力的提升。

消費IT業務

集團不斷追求技術創新,為中國用戶提供好用、易用的產品。下半年集團推出了新一代雙模式家用電腦 —「天驕」及「天瑞」系列,採用自主研發的LEOS操作系統實現電腦、家電一體化。聯想數碼家電操作系統LEOS創立數碼應用新標準。「天驕」及「天瑞」雙模式家用電腦提供操作更加簡單、內容更加豐富的數碼應用。雙模式電腦亦具一鍵直接播放硬盤、存儲卡和光盤中的照片、音樂和視頻作品的功能。

財務回顧（續）

外幣兌換

本集團繼續採用對沖政策，以減低因外幣匯率變化而對一般商貿活動所造成的影響。於二零零二年九月三十日，集團未完成之遠期外匯合約及幣種變換總金額為港幣0.72億元。

資本承擔及或然負債

於二零零二年九月三十日，本集團沒有重大的資本承擔及或然負債。

員工

由於期內購入附屬公司，集團的員工總數在期末時增至8,415人。期內的員工費用總數為港幣3.45億元。集團因應業績及員工表現實施酬金政策、酌情花紅及購股權計劃，同時亦提供員工福利，如培訓、保險及醫療等，並會不時檢討該等政策以確保競爭力及配合公司需要。

業務回顧

中國PC市場恢復健康增長，2002年第一、二、三季銷量的年增長率分別為4.8%、9.6%和22.3%。其中商用電腦市場增長顯著，「校校通」工程、電子政務、中小企業帶動市場發展，預計四至九月銷量增長率約為21%。消費電腦市場的增長相對緩慢，預計四到九月增長率約為8%。

期內，聯想電腦銷售在與市場保持同步增長的同時，在整體毛利率及純利率進一步提高。聯想電腦銷量上半財年（四至九月）增長達17%，其中第一財季及第二財季銷量增長分別為10%及22.5%。聯想家用電腦、商用台式電腦、筆記本電腦及服務器於上半財年的銷量增長率分別為5.4%、25.9%、17.2%及41.7%。預計聯想電腦市場份額將可進一步上升。

集團以客戶為導向的服務轉型及技術創新策略成效顯著。集團強調以贏利為主要目標的健康成長，強調以精細化管理、技術創新和服務增值的平衡發展，這不僅降低了成本、提升了對用戶的價值，更有助創造更大的利潤空間。此外，集團的新業務與現有業務協同發展，健康成長。

宣佈派發中期股息

董事會宣佈派發截至二零零三年三月三十一日止年度之中期股息每股1.8港仙，共約港幣1.35億元，分派予二零零二年十二月三日登記於本公司股東名冊之股東。該項中期股息將於二零零二年十二月十八日或以前派付。

去年同期派付中期股息每股1.5港仙，共約港幣1.13億元。

暫停辦理股份過戶登記

本公司將於二零零二年十一月二十九日至二零零二年十二月三日（首尾兩天包括在內）暫停辦理股份過戶登記手續。如欲享有中期股息，股東須於二零零二年十一月二十八日下午四時正前辦理股份過戶登記手續，將有關股票連同過戶文件送交本公司股份過戶登記處雅柏勤證券登記有限公司，地址為香港中環干諾道中111號永安中心5樓。

財務回顧

業績
截至二零零二年九月三十日止的六個月內，集團錄得營業額約為港幣103.7億元，較去年同期備考營業額港幣99.57億元上升4.1%。期內，股東應佔溢利約為港幣5.24億元，較去年同期的港幣4.53億元（實際數）及港幣4.35億元（備考數）分別上升15.6%及20.5%。

重要投資及收購
期內，資本性的支出為港幣3.72億元。其中港幣2.94億元用於投資附屬公司、共同控制實體、其他證券投資及購入版權，該等投資主要為了發展手持設備業務及IT服務業務，而港幣0.78億元則用於增添固定資產。

流動資金及財務資源
本集團於期內一直維持著資金非常充裕的狀況。於二零零二年九月三十日，現金及銀行結餘達28億元，其中43%為港幣，36.5%為人民幣，20%為美元，0.5%為其他貨幣以應付海外業 務所需，而綜合的信用額度則與二零零二年三月三十一日相若。期末的流動資金比率為1.88。

於期末，集團並沒有任何銀行貸款或以財務租約持有的資產。

8. 賬齡分析（續）

於二零零二年九月三十日，應付賬款之賬齡分析如下：

	於二零零二年九月三十日（未經審核）	於二零零二年六月三十日（未經審核）	於二零零二年三月三十一日（經審核）
	港幣千元	港幣千元	港幣千元
零至三十日	1,364,032	1,332,063	916,319
三十一至六十日	278,221	165,629	177,413
六十一至九十日	41,514	33,995	27,433
九十日以上	66,692	15,580	30,785
	1,750,459	1,547,267	1,151,950

9. 本公司簡明資產負債表

	於二零零二年九月三十日（未經審核）	於二零零二年三月三十一日（經審核）
	港幣千元	港幣千元
有形固定資產	2,252	3,169
投資	2,327,875	2,327,875
貸款予一間關連公司	–	50,034
流動資產	3,317,694	3,609,887
流動負債	124,531	205,665
流動資產淨值	3,193,163	3,404,222
總資產減流動負債	5,523,290	5,785,300
股本	187,667	187,701
儲備	4,735,911	4,733,990
保留溢利	599,408	863,305
長期負債	304	304
	5,523,290	5,785,300

6. 股息

	截至二零零二年九月三十日止六個月（未經審核）	截至二零零一年九月三十日止六個月（未經審核）
	港幣千元	港幣千元
中期股息，期末後宣派，每股1.8港仙（二零零一年：1.5港仙）	135,121	112,846

7. 每股盈利

每股基本及攤薄後盈利根據下列數據計算：

	截至二零零二年九月三十日止六個月（未經審核）	截至二零零一年九月三十日止六個月（未經審核）
用以計算每股基本及攤薄盈利之溢利（港幣千元）	524,185	453,441
用以計算每股基本盈利之加權平均股數	7,507,560,195	7,558,191,933
股份潛在攤薄影響	6,474,236	66,380,546
用以計算每股攤薄盈利之加權平均股數	7,514,034,431	7,624,572,479

8. 賬齡分析

於二零零二年九月三十日，應收賬款之賬齡分析如下：

	於二零零二年九月三十日（未經審核）	於二零零二年六月三十日（未經審核）	於二零零二年三月三十一日（經審核）
	港幣千元	港幣千元	港幣千元
零至三十日	999,160	1,034,850	593,457
三十一至六十日	107,531	54,790	58,914
六十一至九十日	12,861	16,703	5,715
九十日以上	3,445	1,622	2,651
	1,122,997	1,107,965	660,737

與集團有業務往來的客戶，除系統集成客戶享有30至180天的商業信用期外，其餘客戶一般享有30天信用期。

經營溢利

	截至二零零二年九月三十日止三個月（未經審核）	截至二零零二年九月三十日止六個月（未經審核）	截至二零零一年九月三十日止三個月（未經審核）	截至二零零一年九月三十日止六個月（未經審核）
	港幣千元	港幣千元	港幣千元	港幣千元
(a) 營業額	5,573,185	10,369,537	5,449,065	11,543,211
銷售成本	(4,758,966)	(8,812,551)	(4,780,170)	(10,034,430)
毛利	814,219	1,556,986	668,895	1,508,781
其他收入	19,348	32,939	18,901	41,476
出售證券投資之收益	–	6,401	–	–
分銷費用	(438,519)	(721,245)	(365,673)	(747,575)
行政費用	(82,450)	(174,897)	(84,633)	(208,301)
其他經營費用	(47,820)	(146,992)	(26,747)	(100,774)
無形資產攤銷	(4,063)	(5,901)	–	–
經營費用總額（見(b)）	(572,852)	(1,049,035)	(477,053)	(1,056,650)
經營溢利	260,715	547,291	210,743	493,607
(b) 根據費用性質之經營費用分析：				
銷售費用	(110,576)	(194,346)	(116,897)	(227,357)
推廣及廣告費用	(154,586)	(271,576)	(118,632)	(251,066)
人力資源費用	(179,471)	(345,402)	(150,216)	(337,258)
其他費用	(124,156)	(231,810)	(91,308)	(240,969)
無形資產攤銷	(4,063)	(5,901)	–	–
經營費用總額	(572,852)	(1,049,035)	(477,053)	(1,056,650)

稅項

(a) 香港利得稅已按本期估計應課稅溢利並按稅率16%（二零零一年：16%）作撥備。

(b) 於綜合損益賬內扣除／（計入）之稅項包括：

	截至二零零二年九月三十日止三個月（未經審核）	截至二零零二年九月三十日止六個月（未經審核）	截至二零零一年九月三十日止三個月（未經審核）	截至二零零一年九月三十日止六個月（未經審核）
	港幣千元	港幣千元	港幣千元	港幣千元
香港利得稅	–	–	942	2,426
海外稅項	(1,229)	9,048	(775)	8,873
	(1,229)	9,048	167	11,299
應佔聯營公司稅項	658	1,300	(629)	(339)
	(571)	10,348	(462)	10,960

附註：

1. 編製基礎

   (a) 本集團未經審核中期業績乃由董事負責編製。該等未經審核中期業績乃根據香港會計師公會頒佈之會計實務準則第25條「中期財務報告」編製。本中期賬目須與截至二零零二年三月三十一日止年度經審核賬目一併閱覽。

   (b) 本集團於二零零一年六月一日分拆神州數碼控股有限公司及其附屬公司（統稱「神州數碼」）（「分拆」）。由於分拆對本集團之經營業績具有重大影響，故此，董事在編製本集團截至二零零一年九月三十日止六個月之未經審核備考綜合業績時乃假設分拆在整段期間皆已完成而編製。

2. 主要會計政策

   本集團在編制未經審核中期業績時，採用與截至二零零二年三月三十一日止年度之賬目一致的主要會計政策及計算方法，由二零零二年四月一日起，本集團已根據香港會計師公會所頒佈於二零零二年一月一日或以後的會計期間生效之會計實務準則第十五號（經修訂）：「現金流量表」，而披露現金流量表，並對去年之數據作相應的重新排列。此外，下列由香港會計師公會所頒佈並對在二零零二年一月一日或之後會計期間有效之會計實務準則亦適用於本集團：

會計實務準則第1號（經修訂）	：	財務報表之呈報
會計實務準則第11號（經修訂）	：	外幣折算
會計實務準則第表25號（經修訂）	：	中期財務報告
會計實務準則第表33號	：	不持續業務
會計實務準則第表34號	：	員工福利

   採納上述會計實務準則並沒有對集團去年之中期財務報表造成重大影響。

股東權益變動表

	股本 (未經審核)	股份溢價賬 (未經審核)	綜合賬目時產生的盈餘 (未經審核)	匯兌儲備 (未經審核)	投資重估儲備 (未經審核)	股份回購儲備 (未經審核)	累計虧損 (未經審核)	合計 (未經審核)
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
二零零二年四月一日	187,701	4,732,184	27,893	4,155	13,515	1,806	(1,285,220)	3,682,034
資證券公平市值虧損	–	–	–	–	(14,893)	–	–	(14,893)
幣折算之差額	–	–	–	(17)	–	–	–	(17)
於損益賬中確認之虧損	–	–	–	(17)	(14,893)	–	–	(14,910)
內溢利	–	–	–	–	–	–	524,185	524,185
售證券投資之變現儲備	–	–	–	–	(6,400)	–	–	(6,400)
使認股權	16	1,871	–	–	–	–	–	1,887
回股份	(50)	–	–	–	–	50	(5,765)	(5,765)
息派發	–	–	–	–	–	–	(270,241)	(270,241)
二零零二年九月三十日	187,667	4,734,055	27,893	4,138	(7,778)	1,856	(1,037,041)	3,910,790
二零零一年四月一日，如之前所呈列	187,849	4,589,893	–	336	–	–	30,866	4,808,944
納會計實務準則第9號(經修訂)之影響	–	–	–	–	–	–	989,730	989,730
納會計實務準則第29號之影響	–	–	–	–	–	–	(1,887,850)	(1,887,850)
納會計實務準則第31號之影響	–	–	165,921	–	–	–	(199,617)	(33,696)
少於一家聯營公司的投資	–	–	5,794	–	–	–	–	5,794
二零零一年四月一日重列	187,849	4,589,893	171,715	336	–	–	(1,066,871)	3,882,922
回從其他儲備之(轉入)／轉出	–	–	(166,719)	–	63,091	–	103,628	–
資證券公平市值虧損	–	–	–	–	(59,601)	–	–	(59,601)
幣折算之差額	–	–	–	4,813	–	–	–	4,813
於損益賬中確認之損益淨額	–	–	(166,719)	4,813	3,490	–	103,628	(54,788)
內溢利	–	–	–	–	–	–	453,441	453,441
使認股權	1,456	119,238	–	–	–	–	–	120,694
回股份	(1,258)	–	–	–	–	1,258	(179,809)	(179,809)
息派發	–	–	–	–	–	–	(990,270)	(990,270)
二零零一年九月三十日	188,047	4,709,131	4,996	5,149	3,490	1,258	(1,679,881)	3,232,190

簡明綜合現金流量表

	截至 二零零二年 九月三十日止 六個月 (未經審核)	截至 二零零一年 九月三十日止 六個月 (未經審核)
	港幣千元	港幣千元
經營業務所得現金淨額	**715,495**	94,628
投資活動所耗現金淨額	**(101,778)**	(515,971)
融資活動所耗現金淨額	**(274,119)**	(122,546)
現金及等同現金之增加／(減少)	**339,598**	(543,889)
匯率變動之影響	**(17)**	4,813
期初現金及等同現金	**2,441,169**	2,633,651
期終現金及等同現金	**2,780,750**	2,094,575

綜合資產負債表

	附註	於二零零二年九月三十日（未經審核）港幣千元	於二零零二年三月三十一日（經審核）港幣千元
非流動資產			
無形固定資產		75,353	–
有形固定資產		848,540	847,316
在建工程		80,046	43,866
於共同控制實體之投資		200,098	210,432
於聯營公司之投資		169,527	204,806
證券投資		31,051	30,762
		1,404,615	1,337,182
流動資產			
存貨		1,004,798	855,519
應收共同控制實體欠款		107,780	194,132
應收賬款	8	1,122,997	660,737
應收票據		285,454	17,607
按金、預付款項及其他應收賬款		205,653	185,391
現金及銀行結餘		2,780,750	2,441,169
		5,507,432	4,354,555
流動負債			
應付賬款	8	1,750,459	1,151,950
應付票據		239,705	184,781
應計費用及其他應付賬款		937,051	663,361
應付税款		6,090	2,231
		2,933,305	2,002,323
流動資產淨值		2,574,127	2,352,232
總資產減流動負債		3,978,742	3,689,414
資金來源：			
股本		187,667	187,701
儲備		4,760,164	4,779,553
累計虧損			
2001/02末期股息		–	271,051
2002/03中期股息		135,121	–
其他		(1,172,162)	(1,556,271)
股東資金		3,910,790	3,682,034
少數股東權益		67,622	7,050
長期負債		330	330
		3,978,742	3,689,414

中期業績

聯想集團有限公司(「本公司」)之董事會謹此欣然呈奉,本公司及其附屬公司(「本集團」)截至二零零二年九月三十日止六個月之未經審核的綜合業績,以及去年同期實際及備考數字的比較。

綜合損益表

	附註	截至二零零二年九月三十日止三個月(未經審核)港幣千元	截至二零零二年九月三十日止六個月(未經審核)港幣千元	截至二零零一年九月三十日止三個月(未經審核)港幣千元	截至二零零一年九月三十日止六個月(未經審核)港幣千元	截至二零零一年九月三十日止六個月備考(附註1(b))(未經審核)港幣千元
營業額	3	**5,573,185**	**10,369,537**	5,449,065	11,543,211	9,957,341
除利息、稅項、折舊及攤銷前經營溢利		**279,736**	**580,173**	225,834	523,770	487,412
折舊費用		**(34,306)**	**(66,321)**	(33,992)	(71,639)	(66,571)
無形資產攤銷		**(4,063)**	**(5,901)**	–	–	–
出售證券投資收益		**–**	**6,401**	–	–	–
利息收入		**19,348**	**32,939**	18,901	41,476	40,780
經營溢利	4	**260,715**	**547,291**	210,743	493,607	461,621
財務費用		**–**	**–**	(597)	(11,539)	(1,430)
		260,715	**547,291**	210,146	482,068	460,191
應佔共同控制實體虧損		**(16,372)**	**(34,623)**	–	–	–
應佔聯營公司溢利/(虧損)		**8,020**	**15,227**	(4,480)	(7,646)	(7,646)
除稅前溢利		**252,363**	**527,895**	205,666	474,422	452,545
稅項	5	**571**	**(10,348)**	462	(10,960)	(10,960)
除稅後溢利		**252,934**	**517,547**	206,128	463,462	441,585
少數股東權益		**3,335**	**6,638**	(3,577)	(10,021)	(6,587)
股東應佔溢利		**256,269**	**524,185**	202,551	453,441	434,998
股息	6	**不適用**	**135,121**	不適用	112,846	112,846
每股盈利 – 基本	7	**3.41仙**	**6.98仙**	2.68仙	6.00仙	5.75仙
每股盈利 – 全面攤薄	7	**3.41仙**	**6.97仙**	2.65仙	5.95仙	5.71仙

Design: The Design Associates Ltd.   Printing : A Plus Financial Press Limited   ©Legend Group Limited 2002

中期報告 2002・03


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